SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number

1.1	Circular regarding proposed election of Director and notice of Extraordinary General Meeting, dated October 13, 2017.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 13, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ELECTION OF DIRECTOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice dated 13 October 2017 convening the Extraordinary General Meeting of China Telecom Corporation Limited to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 28 November 2017 at 10:00 a.m. is set out on pages 5 to 6 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

13 October 2017

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 28 November 2017, the notice of which is set out in this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Ke Ruiwen	Xicheng District
Sun Kangmin	Beijing 100033, PRC
Gao Tongqing
Chen Zhongyue	Place of business in Hong Kong:
38th Floor
Non-executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong
Independent Non-executive Directors:
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Wang Hsuehming

13 October 2017

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION OF DIRECTOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolution to be proposed at the EGM and to set out the notice of EGM.

At the EGM, an ordinary resolution will be proposed to approve the proposed election of Director.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF DIRECTOR

Reference is made to the announcement of the Company dated 11 October 2017 in relation to the appointments of President and Chief Operating Officer and proposed appointment of Director. The Board has proposed to appoint Mr. Liu Aili as an Executive Director of the Company and an ordinary resolution will be proposed to the Shareholders at the EGM for their consideration and approval.

The biographical details of the proposed Director are set out below:

Mr. Liu Aili, aged 54, is the President and Chief Operating Officer of the Company. Mr. Liu is a professor-level senior engineer. He received a master of management degree from Norwegian School of Management BI, a doctorate degree in business administration from the Hong Kong Polytechnic University and is a visiting scholar at Harvard University and Yale University. Mr. Liu served as Director General of Shandong Mobile Telecommunications Administration, Director General of Network Department of China Mobile Communications Corporation, Chairman and President of China Mobile Group Shandong Company Limited, Chairman and President of China Mobile Group Zhejiang Company Limited, Chairman of CMPak Limited in Pakistan, Non-Executive Director of China Communications Services Corporation Limited, Executive Director and Vice President of China Mobile Limited and Vice President of China Mobile Communications Corporation. He is also a Director and President of China Telecommunications Corporation and the Chairman of China Tower Corporation Limited. Mr. Liu has extensive experience in management and the telecommunications industry.

Save as disclosed above, Mr. Liu Aili did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Liu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Liu that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any matters which need to be brought to the attention of the Shareholders.

After the election of Mr. Liu Aili as a director of the Company having been approved at the EGM, the Company will enter into a service contract with Mr. Liu (with effect from the date of passing the relevant resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020). The Board will determine the remuneration of Mr. Liu Aili with reference to his duties, responsibilities, experience as well as the current market conditions. Further details will be disclosed following the determination of his remuneration.

Recommendation

The Board considers that the proposed election of Director is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

LETTER FROM THE BOARD

3.	EGM

A notice convening the EGM is set out on pages 5 to 6 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 7 November 2017.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares of the Company and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 28 November 2017 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

1.	THAT the election of Mr. Liu Aili as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Liu Aili; and THAT the Board be and is hereby authorised to determine his remuneration.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Beijing, China, 13 October 2017

Notes:

(1)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 28 October 2017 to 28 November 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 October 2017. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 28 November 2017 are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 13 October 2017.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 5850 1508). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(4)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 7 November 2017.

(5)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(6)	The resolution proposed at the extraordinary general meeting will be voted by poll.

(7)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer), Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).